Filed by Wright Medical Group, Inc.

pursuant to Rule 425

Under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Wright Medical Group, Inc.

Commission File No. 001-35823

Columbia School of Business – Investing in Medical Technologies Lecture
The Path to Extraordinary:
Transformation and Creating Value Using the High Performance Management System
Bob Palmisano, President & CEO
December 1, 2014

Cautionary Note Regarding Forward-Looking Statements
This presentation includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Forward-looking statements in this presentation include, but are not limited to, statements about the benefits of the transaction; potential synergies and cost savings and the timing thereof; future financial and operating results; the expected timing of the completion of the transaction; the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services, the approvable status and anticipated final PMA approval of Wright’s Augment® Bone Graft product, and the positive effects such final approval is anticipated to have on the combined business. Each forward-looking statement contained in this presentation is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, uncertainties as to the timing of the transaction; uncertainties as to whether Tornier shareholders and Wright shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, or the terms of such approval; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of Wright’s or Tornier’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Wright and Tornier may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on Wright’s and Tornier’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resources; failure or delay in ultimately obtaining FDA approval of Wright’s Augment® Bone Graft for commercial sale in the United States, failure to achieve the anticipated benefits from approval of Augment Bone Graft, and the risks identified under the heading “Risk Factors” in Wright’s Annual Report on Form 10-K, filed with the SEC on February 27, 2014, and Tornier’s Annual Report on Form 10-K, filed with the SEC on February 21, 2014, as well as both companies’ subsequent Quarterly Reports on Form 10-Q and other information filed by each company with the SEC. Wright and Tornier caution investors not to place considerable reliance on the forward-looking statements contained in this presentation. You are encouraged to read Wright’s and Tornier’s filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this presentation speak only as of the date of this release, and Wright and Tornier undertake no obligation to update or revise any of these statements. Wright’s and Tornier’s businesses are subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

1

Note on Non-GAAP Financial Measures
Wright and Tornier use non-GAAP financial measures, including EBITDA, as adjusted. Their respective management teams believe that the presentation of these measures provides useful information to investors and that these measures may assist investors in evaluating their respective company’s operations, period over period. EBITDA is calculated by adding back to net income charges for interest, income taxes and depreciation and amortization expenses. While it is not possible to reconcile the adjusted EBITDA forecast in this presentation to the nearest metric under U.S. generally accepted accounting principles (GAAP) of the combined business without unreasonable effort, the adjusted EBITDA forecast excludes non-cash stock based compensation expense and non-operating income and expense, as well as the expected impact of such items as transaction and transition costs, impacts from the sale of Wright’s OrthoRecon business and costs associated with distributor conversions and non-competes, all of which may be highly variable, difficult to predict and of a size that could have substantial impact on the combined company’s reported results of operations for a period. Investors should consider these non-GAAP measures only as a supplement to, not as a substitute for or as superior to, measures of financial performance prepared in accordance with GAAP.

Important Additional Information and Where To Find It
In connection with the proposed merger, Tornier plans to file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a joint proxy statement of Wright and Tornier that also constitutes a prospectus of Tornier. Wright and Tornier will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie Tracy, Senior Vice President and Chief Communications Officer by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.
Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 27, 2014 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31, 2014. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 29, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.

How I got here
$2.6B
$972M
$744M
$808M

That’s been one of my mantras — focus and simplicity. Simple can be harder than complex; you have to work hard to get your thinking clean to make it simple.”
Steve Jobs

5

Our company at a Glance
Market Cap
~$1.5B
NASDAQ: WMGI
Extremities-Biologics company with leadership position in Lower Extremities — foot & ankle
HQ Memphis, TN
2013 revenue:
$242M
products in 60
countries
1000 global employees

6

Our products at a Glance Foot & Ankle Growth
(Global Constant Currency Sales) 28%
23%
INBONE® and INFINITY® 15%
Total Ankle Systems 9%
ORTHOLOC®
Reconstructive
Plates 2011 2012 2013 2014
YTD
PRO-TOE® Hammertoe
Implants 3%
10% Other
25%
Upper Extremities
Biologics
Biologics
62%
Foot & Ankle
2013 Sales Breakdown

7

Extended Deferred Prosecution Agreement
(DPA)
Growth had stalled in Extremities
In the past… Low margin
Outlook was grim and Cash intensive
a break from status Mix 40% Extremities-Bio, 60% Ortho-Recon quo was needed
2010 2011 2012 2013 2014
Status Quo Sales Status Quo EPS

8

Wright Medical:
A Company Transformation
2011 2014
Singular Focus
Multiple Lines Industry Leader
Unclear Strategy High Growth
Revenue Decline
OrthoRecon R&D International
Divestiture Acceleration Expansion
Direct F&A MedEd M&A
Sales Force Acceleration(5 Acquisitions)
TRANSFORMATION

Our Differentiated Business Model
Unique pure
play company
Focused on most attractive segments
Leveraging strong competitive advantages
Delivering industry-leading growth
It sounds simple.
But it takes clear differentiators and a determined execution

1 Unique Pure Play Company
Broad
Product range
Other companies
Narrow
Diversified Single-focus
Focus on Extremities-Biologics

2 Focused on Most Attractive, Higher Growth Segments of the Orthopedics Market
Foot & Ankle Market
Wright Medical focus
U.S. = $1.1B
2011-2016 CAGR More concentrated call point
Complex treatment issues,
less mature products
need innovative solutions
significant mix opportunity
Strong growth drivers
Trauma – osteoarthritis
Diabetes – obesity
High margin
Underpenetrated market
Source: 2012 & 2013 Millennium Research Group, 2012 Life Science Intelligence, Management Estimates

3 Leveraging Strong Competitive Advantages
Broad foot & ankle product portfolio
– the “go to” one stop shop for doctors
Strong R&D pipeline
– to drive technology adoption Powerful
competitive
advantages
“Sticky” relationships with surgeons
– trained ~2,500 surgeons 2013 vs. 600 in 2011
Largest specialized direct sales force in U.S.
best trained, most knowledgeable ? our conversion engine

R ESU L T
Delivering Industry-Leading Growth
Wright 28%(2)
Medical
growing
market growing faster
8-10%(1) fast…
Foot & Ankle
Wright Medical: Outgrowing a growth market
Note 1: Millennium Research Group, Management Estimates
Note 2: YTD (September 30, 2014) global constant currency foot & ankle revenue grow th vs. same prior year period 14

5 Targeted M&A
4
ors Expand internationally
Best-in-class
3 medical education
2 Launch new products
Extremities market
Key initiatives on our 1 Increase U.S. sales growing in 8-10% range pathway to success force productivity

On October 27, Wright Announced Receipt of FDA Approvable Letter for Augment® Bone Graft
First clinically proven cost-effective alternative to autograft for ankle and/or hindfoot fusion — roughly a $300M U.S. market opportunity
Final approval subject to customary preapproval inspections
Assuming satisfactory completion of this activity and receipt of a final approval order from the FDA, commercial sale and distribution of Augment® Bone Graft can begin in the U.S.
Breakthrough Unique solution for ankle Platform for future
biologic and/or hindfoot fusion growth opportunities
Further Leverages Bone repair, soft
accelerate direct sales force, tissue indications
growth training capabilities

Our next chapter

October 27, 2014
Wright and Tornier Agree to Merge Creating Premier Global High-Growth Extremities-Biologics Company
Combination Will Offer Comprehensive Upper and Lower Extremity Product Portfolio and Broad Global Reach
Further Accelerates Growth Opportunities in Three of the Fastest Growing Areas in Orthopaedics
Adds Significant Scale and Scope to Provide Accelerated Path to Profitability and Stronger Financial Profile
Wright Receives Approvable Letter from FDA for Augment® Bone Graft

Wright: A Company Transformation

2011

Once integrated with Tornier, we anticipate:

WRIGHT

WRIGHT FOCUSED EXCELLENCE

Multiple Lines

Unclear Strategy

Revenue growth: Low single digits

Market cap: ~$650M



Lower Extremities



Biologics



Upper Extremities

Three Growth Platforms

Clear Strategy

Revenue growth: Mid-teens

Adj. EBITDA margins: approaching 20% in 3-4 years

Market cap: ~$3.3B

WRIGHT

19

Disciplined, data-driven management system and process
High Performance
Management
System (HPMS)

The essence of HPMS
delighted
BUSINESS
customers
SUCCESS
satisfied
shareholders
motivated
F
employees
I
N
BUSINESS SUCCESS
A
N
C
I
Ensures that the “Vital Few” (versus
A
L
the “Useful Many”) get done well

A High Performance System
A STEP-BY-STEP
Customer approach to allocating
Vision Voice resources, solving problems,
making decisions, and
Values Employee capturing opportunities
Voice
Mission Shareholder
Voice

Time is limited
Fill the box with the larger vital projects that
GET RESULTS

The 8-Step Breakthrough Process™
STEP ANOTHER Select
DOING THE RIGHT 1 “Vital Few”
Monitor and STEP 8
THINGS RIGHT Recycle if Necessary Execute With
STEP 7 Excellence
Develop a
Transition Plan STEP 6
Define The Desired
STEP 5 State & Needed
Determine The Processes
The Current State STEP 4
& Processes
Select Leader
STEP 3 and Team
Define The Task STEP 2
(Write Job Ticket)
STEP 1 Select One of
The “Vital Few”
STEP 1 Select One of The “Vital Few”
The major problem we face is not any particular problem. It is the process we “use to solve problems.—Steven Covey

How does HPMS work?


BREAKTHROUGH
TICKET(S)
To Do The Right Things Right...
The STI
BreakThrough
Process™
Step 3
Teams
Step 2
Job Ticket
What?
Who?
How?
Step 1
Selection
Desired
State
Current
State
4
5
6
7
Transition
Plan
Quality
Implementation
Step 8
Monitor
SUCCESS TREE
Guiding
Values
Prescriptive
Vision
Directive
Mission
Success
Customer
Employee
Shareholder
VITAL
FEW
INITIATIVES

WRIGHT
25

Corporate Success Tree
Shared Values Vision The Specialty Orthopaedic Company People Love
Passion
• Accountability Quality Policy We will meet or exceed the expectations of our customers by complying with
Customer Focus requirements, by maintaining the effectiveness of our quality management system, by training
Communication employees, and by designing and building quality into our products.
Teamwork
• Simplicity Desired State: • Foot & Ankle – Customer Adoption and
100% Recommend WMT Conversion Breakthrough
Directive 100% Net Promoter Score
Mission Delighted • High-Growth Biologics
We are a global Customers
specialty orthopaedic Current State: • International Expansion company providing X% Recommend WMT
solutions that enable X% Net Promoter Score
clinicians to alleviate Desired State:
pain and restore their Success 100% Recommend WMT
patients’ lifestyles. Motivated • Management is Open and Receptive to
We are committed to Employees New Ideas
compliance and the Current State:
highest standards of Medical X% Recommend WMT
ethical conduct. X% Net Promoter Score
Desired State 2014 • World Class Supply Chain
We delight our Revenue: $298M to $302M
customers every day Wright EPS: $(1.40) to $(1.46)
and provide a rewarding Satisfied • Increase US Foot & Ankle Sales Force Productivity
and fun environment for Shareholders
our employees and
exceptional return to our Current State 2013
Revenue: $242.3M
shareholders. EPS: $(0.56)

Typical Current State
A
A
B A
B B
A
B
A
B

The Desired State
If we’re all supposed to pull in the same direction, “it would help if we knew where we are going.—R. Palermo
A B

Lessons learned along the way
A B

Vital Few—must be driven by what is transformational for Customers, Employees and Shareholders
The Current State
The Desired State
Focused
Focused Communication
tough lessons along the way

If it’s ugly, call it ugly…
No sugar coating
Reward
Recognition Training Coaching Key Measures
The Current State
The Desired State
Role Model Leaders Focused Focused Strategies
Communications
tough lessons along the way

All elements of plan must be addressed
Reward
Recognition Training Coaching Key Measures
The Current State
The Desired State
Focused Focused Strategies
Role Model Leaders Communications
tough lessons along the way

Alignment to desired state is critical
Reward
Recognition Training Coaching Key Measures
The Current State
The Desired State
Focused Focused Strategies
Role Model Leaders Communications
tough lessons along the way

Focused Excellence will propel Wright to be the Premier Global High-Growth Extremities-Biologics Company
Focused on being a great company!
Growth &
profitability
Build a driven
culture of
excellence

A good plan violently executed now is better than a perfect plan executed next week.
-General George S. Patton
It takes time
The journey is littered with
obstacles
Stay true to the system
Celebrate the small victories
Invest in it to gain momentum
Perfection is your enemy

Note on Non-GAAP Financial Measures

Wright Medical Group, Inc. (“Wright”) and Tornier N.V. (“Tornier”) use non-GAAP financial measures, including EBITDA, as adjusted. Their respective management teams believe that the presentation of these measures provides useful information to investors and that these measures may assist investors in evaluating their respective company’s operations, period over period. EBITDA is calculated by adding back to net income charges for interest, income taxes and depreciation and amortization expenses. While it is not possible to reconcile the adjusted EBITDA forecast in this communication to the nearest metric under U.S. generally accepted accounting principles (GAAP) of the combined business without unreasonable effort, the adjusted EBITDA forecast excludes non-cash stock based compensation expense and non-operating income and expense, as well as the expected impact of such items as transaction and transition costs, impacts from the sale of Wright’s OrthoRecon business and costs associated with distributor conversions and non-competes, all of which may be highly variable, difficult to predict and of a size that could have substantial impact on the combined company’s reported results of operations for a period. Investors should consider these non-GAAP measures only as a supplement to, not as a substitute for or as superior to, measures of financial performance prepared in accordance with GAAP.

Important Additional Information and Where to Find It

In connection with the proposed merger, Tornier plans to file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a joint proxy statement of Wright and Tornier that also constitutes a prospectus of Tornier. Wright and Tornier will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie Tracy, Senior Vice President and Chief Communications Officer by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.

Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 27, 2014 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31, 2014. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 29, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.

Cautionary Note Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Forward-looking statements in this communication include but are not limited to, statements about the benefits of the transaction; potential synergies and cost savings and the timing thereof; future financial and operating results; the expected timing of the completion of the transaction; the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services, the approvable status and anticipated final PMA approval of Wright’s Augment® Bone Graft product, and the positive effects such final approval is anticipated to have on the combined business. Each forward-looking statement contained in this communication is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, uncertainties as to the timing of the transaction; uncertainties as to whether Tornier shareholders and Wright shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, or the terms of such approval; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of Wright’s or Tornier’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Wright and Tornier may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on Wright’s and Tornier’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resources; failure or delay in ultimately obtaining FDA approval of Wright’s Augment® Bone Graft for commercial sale in the United States, and the risks identified under the heading “Risk Factors” in Wright’s Annual Report on Form 10-K, filed with the SEC on February 27, 2014, and Tornier’s Annual Report on Form 10-K, filed with the SEC on February 21, 2014, as well as both companies’ subsequent Quarterly Reports on Form 10-Q and other information filed by each company with the SEC. We caution investors not to place considerable reliance on the forward-looking statements contained in this presentation. You are encouraged to read Wright’s and Tornier’s filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this communication speak only as of the date of this document, and we undertake no obligation to update or revise any of these statements. Our businesses are subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.